

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 24, 2017

Via E-Mail
Rina Paniry
Chief Financial Officer, Treasurer, and Chief Accounting Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, Connecticut 06830

Re: **Starwood Property Trust, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2016
        Filed February 23, 2017
        File No. 001-34436

Dear Ms. Paniry:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities